Exhibit 99.3
Management's Responsibility for Financial Reporting
December 31, 2018

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;

•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and

•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 6, 2019

"Joe Natale"	"Anthony Staffieri"
Joe Natale	Anthony Staffieri, FCPA, FCA
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2018 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2019 expressed an unqualified opinion on the effectiveness of Rogers Communications Inc.'s internal control over financial reporting.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, Rogers Communications Inc. has changed its method of accounting for revenue from contracts with customers and financial instruments during 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments, respectively, and included the presentation of the statement of financial position as at January 1, 2017.

Basis for Opinion
These consolidated financial statements are the responsibility of Rogers Communications Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as Rogers Communications Inc.'s auditor since 1969.
Toronto, Canada
March 6, 2019

Rogers Communications Inc.	2	2018 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), and our report dated March 6, 2019, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
Rogers Communications Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2018. Our responsibility is to express an opinion on Rogers Communications Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2019

Rogers Communications Inc.	3	2018 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2018	2017
			(restated, see note 2)

Revenue	5	15,096	14,369

Operating expenses:
Operating costs	6	9,113	8,867
Depreciation and amortization	7, 8	2,211	2,142
Gain on disposition of property, plant and equipment	7	(16)	(49)
Restructuring, acquisition and other	9	210	152
Finance costs	10	793	746
Other income	11	(32)	(19)

Income before income tax expense		2,817	2,530
Income tax expense	12	758	685

Net income for the year		2,059	1,845

Earnings per share:
Basic	13	$4.00	$3.58
Diluted	13	$3.99	$3.57
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	4	2018 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2018	2017
			(restated, see note 2)

Net income for the year		2,059	1,845

Other comprehensive income (loss):

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	22	53	(62)
Related income tax (expense) recovery		(12)	17

Defined benefit pension plans		41	(45)

Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value		(440)	433
Related income tax recovery (expense)		63	(62)

Equity investments measured at FVTOCI		(377)	371

Items that will not be reclassified to net income		(336)	326

Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments		725	(566)
Reclassification to net income of (gain) loss on debt derivatives		(671)	591
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives		(8)	39
Reclassification to net income for accrued interest		(43)	(60)
Related income tax (expense) recovery		(65)	40

Cash flow hedging derivative instruments		(62)	44

Equity-accounted investments:
Share of other comprehensive income (loss) of equity-accounted investments, net of tax		14	(15)

Equity-accounted investments		14	(15)

Items that may subsequently be reclassified to net income		(48)	29

Other comprehensive (loss) income for the year		(384)	355

Comprehensive income for the year		1,675	2,200
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2018 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

		As at December 31	As at December 31	As at January 1
	Note	2018	2017	2017
			(restated, see note 2)	(restated, see note 2)

Assets
Current assets:
Cash and cash equivalents		405	—	—
Accounts receivable	14	2,259	2,035	1,944
Inventories	15	466	435	452
Current portion of contract assets	5	1,052	820	723
Other current assets		436	414	417
Current portion of derivative instruments	16	270	421	91
Total current assets		4,888	4,125	3,627

Property, plant and equipment	7	11,780	11,143	10,749
Intangible assets	8	7,205	7,244	7,130
Investments	17	2,134	2,561	2,174
Derivative instruments	16	1,339	953	1,708
Contract assets	5	535	413	354
Other long-term assets		132	143	156
Deferred tax assets	12	—	3	8
Goodwill	8	3,905	3,905	3,905

Total assets		31,918	30,490	29,811

Liabilities and shareholders' equity
Current liabilities:
Bank advances		—	6	71
Short-term borrowings	18	2,255	1,585	800
Accounts payable and accrued liabilities		3,052	2,931	2,783
Income tax payable		177	62	186
Other current liabilities	19	132	132	285
Contract liabilities	5	233	278	302
Current portion of long-term debt	20	900	1,756	750
Current portion of derivative instruments	16	87	133	22
Total current liabilities		6,836	6,883	5,199

Provisions	19	35	35	33
Long-term debt	20	13,390	12,692	15,330
Derivative instruments	16	22	147	118
Other long-term liabilities	21	546	613	562
Deferred tax liabilities	12	2,910	2,624	2,285
Total liabilities		23,739	22,994	23,527

Shareholders' equity	23	8,179	7,496	6,284

Total liabilities and shareholders' equity		31,918	30,490	29,811

Guarantees	26
Commitments and contingent liabilities	27
Subsequent events	10, 16, 23
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

"Edward S. Rogers"	"John H. Clappison"
Edward S. Rogers Director	John H. Clappison, FCPA, FCA Director

Rogers Communications Inc.	6	2018 Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, December 31, 2017 (restated, see note 2)	72	112,407	405	402,403	6,074	1,013	(63)	(5)	7,496
Adjustments pertaining to IFRS 9 adoption (see note 2)	—	—	—	—	(4)	—	—	—	(4)
Balances, January 1, 2018 (restated, see note 2)	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492
Net income for the year	—	—	—	—	2,059	—	—	—	2,059

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	41	—	—	—	41
FVTOCI investments, net of tax	—	—	—	—	—	(377)	—	—	(377)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(62)	—	(62)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	14	14
Total other comprehensive income (loss)	—	—	—	—	41	(377)	(62)	14	(384)
Comprehensive income (loss) for the year	—	—	—	—	2,100	(377)	(62)	14	1,675

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(988)	—	—	—	(988)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	(1)	(1,252)	1	1,252	—	—	—	—	—
Total transactions with shareholders	(1)	(1,252)	1	1,254	(988)	—	—	—	(988)

Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2017 (restated, see note 2)	72	112,412	405	402,396	5,262	642	(107)	10	6,284
Net income for the period (restated, see note 2)	—	—	—	—	1,845	—	—	—	1,845

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(45)	—	—	—	(45)
FVTOCI investments, net of tax	—	—	—	—	—	371	—	—	371
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	44	—	44
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(15)	(15)
Total other comprehensive income (loss)	—	—	—	—	(45)	371	44	(15)	355
Comprehensive income (loss) for the year	—	—	—	—	1,800	371	44	(15)	2,200

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(988)	—	—	—	(988)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	—	(5)	—	5	—	—	—	—	—
Total transactions with shareholders	—	(5)	—	7	(988)	—	—	—	(988)

Balances, December 31, 2017	72	112,407	405	402,403	6,074	1,013	(63)	(5)	7,496
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	7	2018 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2018	2017
			(restated, see note 2)
Operating activities:
Net income for the year		2,059	1,845
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,211	2,142
Program rights amortization	8	58	64
Finance costs	10	793	746
Income tax expense	12	758	685
Post-employment benefits contributions, net of expense	22	(44)	4
Gain on disposition of property, plant and equipment	7	(16)	(49)
Recovery on wind-down of shomi	11	—	(20)
Net change in contract asset balances	5	(354)	(156)
Other		33	51
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		5,498	5,312
Change in non-cash operating working capital items	28	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid		5,384	5,148
Income taxes paid		(370)	(475)
Interest paid		(726)	(735)

Cash provided by operating activities		4,288	3,938

Investing activities:
Capital expenditures	7, 28	(2,790)	(2,436)
Additions to program rights	8	(54)	(59)
Changes in non-cash working capital related to capital expenditures and intangible assets		(125)	109
Acquisitions and other strategic transactions, net of cash acquired	8	—	(184)
Other		25	(60)

Cash used in investing activities		(2,944)	(2,630)

Financing activities:
Net proceeds received on short-term borrowings	18	508	858
Net repayment of long-term debt	20	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	388	(79)
Transaction costs incurred		(18)	—
Dividends paid	23	(988)	(988)

Cash used in financing activities		(933)	(1,243)

Change in cash and cash equivalents		411	65
Bank advances, beginning of year		(6)	(71)

Cash and cash equivalents (bank advances), end of year		405	(6)
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2018 Annual Financial Statements

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page		Note	Page		Note
10	Note 1	Nature of the Business	35	Note 16	Financial Risk Management and Financial Instruments
11	Note 2	Significant Accounting Policies
19	Note 3	Capital Risk Management	46	Note 17	Investments
19	Note 4	Segmented Information	47	Note 18	Short-Term Borrowings
21	Note 5	Revenue	49	Note 19	Provisions
24	Note 6	Operating Costs	50	Note 20	Long-Term Debt
25	Note 7	Property, Plant and Equipment	54	Note 21	Other Long-Term Liabilities
27	Note 8	Intangible Assets and Goodwill	54	Note 22	Post-Employment Benefits
30	Note 9	Restructuring, Acquisition and Other	59	Note 23	Shareholders' Equity
31	Note 10	Finance Costs	60	Note 24	Stock-Based Compensation
31	Note 11	Other (Income) Expense	63	Note 25	Related Party Transactions
31	Note 12	Income Taxes	64	Note 26	Guarantees
33	Note 13	Earnings Per Share	64	Note 27	Commitments and Contingent Liabilities
34	Note 14	Accounts Receivable	66	Note 28	Supplemental Cash Flow Information
35	Note 15	Inventories

Rogers Communications Inc.	9	2018 Annual Financial Statements

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the year ended December 31, 2018, Wireless and Cable were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly-anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, and is also impacted by the foreign exchange rates and general economic conditions.

Cable
Cable's operating results are affected by modest seasonal fluctuations, typically caused by:

•
university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and

•	the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:

•
periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the Major League Baseball season, where:

•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);

•
revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

Rogers Communications Inc.	10	2018 Annual Financial Statements

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and

•	the National Hockey League (NHL) season, where:

•
regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and

•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 6, 2019.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;

•	the net deferred pension liability, which is measured as described in note 22; and

•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 24.

(b)	BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c)	FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;

•	non-monetary assets and liabilities, and related depreciation and amortization - at the historical exchange rates; and

•	revenue and expenses other than depreciation and amortization - at the average rate for the month in which the transaction was recognized.

(d)	BUSINESS COMBINATIONS
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

(e)	NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2018
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	Amendments to IFRS 2, Share-based payment, providing guidance on accounting for vesting and non-vesting conditions in regards to share-based compensation.

•
IFRIC 22, Foreign currency transaction and advanced consideration, clarifying the requirements in determining the date of transactions and which foreign exchange rate to use in when translating assets, expenses, or income on initial recognition.

Rogers Communications Inc.	11	2018 Annual Financial Statements

Additionally, we adopted IFRS 15, Revenue from contracts with customers (IFRS 15) and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS
IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since January 1, 2017. The accounting policies set out in note 5 have been applied in preparing the consolidated financial statements for the year ended December 31, 2018, the comparative information presented in these consolidated financial statements for the year ended December 31, 2017, and for the opening Consolidated Statement of Financial Position as at January 1, 2017. In preparing our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017, we have adjusted amounts previously reported in financial statements prepared in accordance with previous IFRS on revenue recognition, including IAS 18 and IFRIC 13.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients, allowing us to:

•	recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we would have otherwise recognized would have been one year or less;

•
not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize corresponds with the amount invoiced to the customer;

•
not disclose the amount of the transaction price relating to unsatisfied or partially satisfied performance obligations for reporting periods before January 1, 2018 (the date of initial application) and when we expect to recognize that amount as revenue; and

•
not adjust the total consideration over the contract term for effects of a significant financing component, if we expect that the period between when we would transfer our good or service to the customer and when the customer would pay for the good or service would be one year or less.

Rogers Communications Inc.	12	2018 Annual Financial Statements

Reconciliation of Consolidated Statements of Income for the year ended December 31, 2017
Below is the effect of transition to IFRS 15 on our Consolidated Statements of Income for the year ended December 31, 2017, all of which pertain to our Wireless segment.

			Year ended December 31, 2017
(In millions of dollars, except per share amounts)	Reference	As previously reported	Adjustments	Restated

Revenue	i, iii	14,143	226	14,369

Operating expenses:
Operating costs	ii, iii	8,825	42	8,867
Depreciation and amortization		2,142	—	2,142
Gain on disposition of property, plant and equipment		(49)	—	(49)
Restructuring, acquisition and other		152	—	152
Finance costs		746	—	746
Other expense (income)		(19)	—	(19)

Income before income tax expense		2,346	184	2,530
Income tax expense		635	50	685

Net income for the period		1,711	134	1,845

Earnings per share:
Basic		$3.32	$0.26	$3.58
Diluted		$3.31	$0.26	$3.57

Rogers Communications Inc.	13	2018 Annual Financial Statements

Reconciliation of Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017
Below is the effect of transition to IFRS 15 on our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(In millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Assets
Current assets:
Accounts receivable		1,949	(5)	1,944	2,041	(6)	2,035
Inventories	iii	315	137	452	313	122	435
Current portion of contract assets	i	—	723	723	—	820	820
Other current assets	ii	215	202	417	197	217	414
Current portion of derivative instruments		91	—	91	421	—	421
Total current assets		2,570	1,057	3,627	2,972	1,153	4,125

Property, plant and equipment		10,749	—	10,749	11,143	—	11,143
Intangible assets		7,130	—	7,130	7,244	—	7,244
Investments		2,174	—	2,174	2,561	—	2,561
Derivative instruments		1,708	—	1,708	953	—	953
Contract assets	i	—	354	354	—	413	413
Other long-term assets	ii	98	58	156	82	61	143
Deferred tax assets		8	—	8	3	—	3
Goodwill		3,905	—	3,905	3,905	—	3,905

Total assets		28,342	1,469	29,811	28,863	1,627	30,490

Liabilities and shareholders' equity
Current liabilities:
Bank advances		71	—	71	6	—	6
Short-term borrowings		800	—	800	1,585	—	1,585
Accounts payable and accrued liabilities		2,783	—	2,783	2,931	—	2,931
Income tax payable		186	—	186	62	—	62
Other current liabilities [1]	iii	134	151	285	4	128	132
Contract liabilities [2]	i	367	(65)	302	346	(68)	278
Current portion of long-term debt		750	—	750	1,756	—	1,756
Current portion of derivative instruments		22	—	22	133	—	133
Total current liabilities		5,113	86	5,199	6,823	60	6,883

Provisions		33	—	33	35	—	35
Long-term debt		15,330	—	15,330	12,692	—	12,692
Derivative instruments		118	—	118	147	—	147
Other long-term liabilities		562	—	562	613	—	613
Deferred tax liabilities		1,917	368	2,285	2,206	418	2,624
Total liabilities		23,073	454	23,527	22,516	478	22,994

Shareholders' equity		5,269	1,015	6,284	6,347	1,149	7,496

Total liabilities and shareholders' equity		28,342	1,469	29,811	28,863	1,627	30,490

[1]	Previously reported as "current portion of provisions".

[2]	Previously reported as "unearned revenue".

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities
Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

Rogers Communications Inc.	14	2018 Annual Financial Statements

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets
Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities
Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9, FINANCIAL INSTRUMENTS
In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

As a result, our previous "available-for-sale financial asset reserve" will now be referred to as the "FVTOCI investment reserve". This reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into retained earnings when gains and losses are realized upon derecognition of the related investments.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders' equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity's risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Rogers Communications Inc.	15	2018 Annual Financial Statements

Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9

Financial assets
Cash and cash equivalents	Loans and receivables (amortized cost)	Amortized cost
Accounts receivable	Loans and receivables (amortized cost)	Amortized cost
Investments	Available-for-sale (FVTOCI) [1]	FVTOCI with no reclassification to net income

Financial liabilities
Bank advances	Other financial liabilities (amortized cost)	Amortized cost
Short-term borrowings [2]	Other financial liabilities (amortized cost)	Amortized cost
Accounts payable	Other financial liabilities (amortized cost)	Amortized cost
Accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Long-term debt [2]	Other financial liabilities (amortized cost)	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading (FVTOCI where subject to hedge accounting and FVTPL)	FVTOCI and FVTPL
Bond forwards	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Expenditure derivatives	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Equity derivatives [5]	Held-for-trading (FVTPL)	FVTPL

[1]
Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.

[3]
Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]
Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as FVTOCI. Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as FVTPL.

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

(f)	ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;

•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and

•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	19	X		X
5	Revenue Recognition	21	X	X	X
7	Property, Plant and Equipment	25	X	X	X
8	Intangible Assets and Goodwill	27	X	X	X
12	Income Taxes	31	X		X
13	Earnings Per Share	33	X
14	Accounts Receivable	34	X
15	Inventories	35	X
16	Financial Instruments	35	X	X	X
17	Investments	46	X
19	Provisions	49	X	X	X
22	Post-Employment Benefits	54	X	X
24	Stock-Based Compensation	60	X	X
27	Commitments and Contingent Liabilities	64	X		X

Rogers Communications Inc.	16	2018 Annual Financial Statements

(g)	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS 16, LEASES (IFRS 16)
Effective January 1, 2019, we will adopt IFRS 16. Our first quarter 2019 interim financial statements will be our first financial statements issued in accordance with IFRS 16. IFRS 16 supersedes the current accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduces a single accounting model for lessees unless the underlying asset is of low value. A lessee will be required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors will remain largely the same as under IAS 17.

We will adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We will not restate comparatives for 2018. At transition, we will apply the practical expedient available to us as lessee that allows us to apply this standard to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Conversely, we will not apply this standard to contracts that were previously not identified as leases under IAS 17 and IFRIC 4.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition will be measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. For certain leases where we have readily available information, we will elect to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients are available to us. We will:

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at January 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

We do not expect significant impacts for contracts in which we are the lessor.

We have a team engaged to ensuring our compliance with IFRS 16, including overseeing the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. This team has been responsible for determining and implementing additional process requirements, ensuring our data collection is appropriate, system testing, developing related internal controls, and communicating the upcoming changes with various stakeholders. We had detailed data validation processes that operated throughout the course of 2018.

USE OF ESTIMATES AND JUDGMENTS TO BE APPLIED ON ADOPTION OF IFRS 16
ESTIMATES
We will need to estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We will make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS
We will make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We will also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we either have the right to operate the asset or the asset has been designed in a way that predetermines how and for what purpose the asset will be used.

Rogers Communications Inc.	17	2018 Annual Financial Statements

We will make judgments in determining the discount rate used to measure each of our lease liabilities. The discount rate applied should reflect the interest that we would have to pay to borrow a similar amount at a similar term and with a similar security.

EFFECT OF TRANSITION TO IFRS 16
Below is the estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at January 1, 2019.

(In billions of dollars)	Reference	As reported as at December 31, 2018	Estimated effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		0.4	***	0.4
Remainder of current assets		4.5	—	4.5
Total current assets		4.9	***	4.9

Property, plant and equipment	i	11.8	1.5	13.3
Remainder of long-term assets		15.2	—	15.2

Total assets		31.9	1.5	33.4

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		3.1	(0.1)	3.0
Current portion of lease liabilities	i	—	0.2	0.2
Remainder of current liabilities		3.7	—	3.7
Total current liabilities		6.8	0.1	6.9

Lease liabilities	i	—	1.4	1.4
Deferred tax liabilities		2.9	***	2.9
Remainder of long-term liabilities		14.0	—	14.0
Total liabilities		23.7	1.5	25.2

Shareholders’ equity		8.2	***	8.2

Total liabilities and shareholders’ equity		31.9	1.5	33.4
*** Amounts less than $0.1 billion; these amounts have been excluded from subtotals.

i) Right-of-use assets and lease liabilities
We will record a right-of-use asset and a lease liability at the lease commencement date. The lease liability will initially be measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability will include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

Upon transition, except for those leases where we have the information to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date, as discussed above, the right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Consolidated Statements of Financial Position immediately before the date of initial application.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

Rogers Communications Inc.	18	2018 Annual Financial Statements

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders' equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders' return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly-owned subsidiary through which our Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers' subsidiary was in compliance with that requirement as at December 31, 2018 and 2017. The capital requirements are not material to the Company as at December 31, 2018 or December 31, 2017.

With the exception of the Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs and the subsidiary through which they are operated, we are not subject to externally-imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2017.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. Effective January 1, 2018, they review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA more fully reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense. Previously, our chief operating decision maker reviewed adjusted operating profit as the key measure of profit. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense, which has been allocated to each of our reportable segments.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

Rogers Communications Inc.	19	2018 Annual Financial Statements

EXPLANATORY INFORMATION
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

(In millions of dollars)

Revenue	5	9,200	3,932	2,168	(204)	15,096

Operating costs	6	5,110	2,058	1,972	(27)	9,113

Adjusted EBITDA		4,090	1,874	196	(177)	5,983

Depreciation and amortization	7, 8					2,211
Gain on disposition of property, plant and equipment	7					(16)
Restructuring, acquisition and other	9					210
Finance costs	10					793
Other income	11					(32)

Income before income tax expense						2,817

Capital expenditures before proceeds on disposition [1]		1,086	1,429	90	210	2,815
Goodwill		1,160	1,808	937	—	3,905
Total assets		16,572	7,666	2,438	5,242	31,918

[1]	Excludes proceeds on disposition of $25 million (see note 28).

Year ended December 31, 2017	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

(In millions of dollars)
(restated, see note 2)

Revenue	5	8,569	3,894	2,153	(247)	14,369

Operating costs	6	4,843	2,075	2,026	(77)	8,867

Adjusted EBITDA		3,726	1,819	127	(170)	5,502

Depreciation and amortization	7, 8					2,142
Gain on disposition of property, plant and equipment	7					(49)
Restructuring, acquisition and other	9					152
Finance costs	10					746
Other income	11					(19)

Income before income tax expense						2,530

Capital expenditures before proceeds on disposition [1]		806	1,334	83	287	2,510
Goodwill		1,160	1,808	937	—	3,905
Total assets		15,860	7,315	2,405	4,910	30,490

[1]	Excludes proceeds on disposition of $74 million (see note 28).

Rogers Communications Inc.	20	2018 Annual Financial Statements

NOTE 5: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	identify the contract with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price, which is the total consideration provided by the customer;

4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and

5.	recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless handsets, and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless handset) or has physical possession of the goods (e.g. other equipment). Below, we have outlined the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime and data services, cable, telephony, Internet, and smart home monitoring services, network services, media subscriptions, and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays, radio, and television broadcast agreements	When the related games are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Payment terms for typical Wireless and Cable contracts range from 0 to 30 days, with payment for equipment due upon receipt of the equipment and monthly service fees due 30 days after billing. Payment terms for typical Media performance obligations range from immediate (for example, Toronto Blue Jays tickets) to 30 days (for example, advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless handsets.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Rogers Communications Inc.	21	2018 Annual Financial Statements

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We use estimates in the following key areas:

•	determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and

•	determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining of fulfilling a contract with a customer.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract
Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

EXPLANATORY INFORMATION
CONTRACT ASSETS
Below is a summary of the current and long-term portions of contract assets from contracts with customers and the significant changes in those balances during the years ended December 31, 2018 and 2017.

	Years ended December 31
(In millions of dollars)	2018	2017

Balance, beginning of year	1,233	1,077
Additions from new contracts with customers, net of terminations and renewals	1,572	1,196
Amortization of contract assets to accounts receivable	(1,218)	(1,040)

Balance, end of year	1,587	1,233

Rogers Communications Inc.	22	2018 Annual Financial Statements

CONTRACT LIABILITIES
Below is a summary of the current portion of contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2018 and 2017.

	Years ended December 31
(In millions of dollars)	2018	2017

Balance, beginning of year	278	302
Revenue deferred in previous year and recognized as revenue in current year	(268)	(284)
Net additions from contracts with customers	223	260

Balance, end of year	233	278

DEFERRED COMMISSION COST ASSETS
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2018 and 2017. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Years ended December 31
(In millions of dollars)	2018	2017

Balance, beginning of year	278	260
Additions to deferred commission cost assets	340	310
Amortization recognized on deferred commission cost assets	(322)	(292)

Balance, end of year	296	278

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS
The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2018. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2019	2020	2021	Thereafter	Total
Telecommunications service	2,410	985	169	137	3,701

Upon adoption of, and transition to, IFRS 15, we have elected to utilize the following practical expedients and not disclose:

•	the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or

•	the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

We have also elected to use the practical expedient allowing us to not disclose the amount of the transaction price relating to unsatisfied or partially satisfied performance obligations for reporting periods before January 1, 2018 (the date of initial application) and when we expect to recognize that amount as revenue.

Rogers Communications Inc.	23	2018 Annual Financial Statements

DISAGGREGATION OF REVENUE

	Years ended December 31
	2018	2017
(In millions of dollars)		(restated, see note 2)

Wireless
Service revenue	7,091	6,765
Equipment revenue	2,109	1,804

Total Wireless	9,200	8,569

Cable
Internet	2,114	1,967
Television	1,442	1,501
Phone	363	411
Service revenue	3,919	3,879
Equipment revenue	13	15

Total Cable	3,932	3,894

Total Media	2,168	2,153

Corporate items and intercompany eliminations	(204)	(247)

Total revenue	15,096	14,369

NOTE 6: OPERATING COSTS

	Years ended December 31
	2018	2017
(In millions of dollars)		(restated, see note 2)

Cost of equipment sales	2,284	2,022
Merchandise for resale	231	237
Other external purchases	4,509	4,497
Employee salaries, benefits, and stock-based compensation	2,089	2,111

Total operating costs	9,113	8,867

Rogers Communications Inc.	24	2018 Annual Financial Statements

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;

•	costs directly associated with bringing the assets to a working condition for their intended use;

•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 19); and

•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing
We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of an impairment charge
An item of property, plant and equipment, an intangible asset, or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and

•	value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

Rogers Communications Inc.	25	2018 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

In 2018, we reviewed the depreciation rates for all of our property, plant and equipment. The review resulted in an increase in the estimated useful lives of certain of our customer premise equipment assets. These changes have been applied prospectively. They did not have a material effect on our financial statements in 2018 and they will not have a material effect on depreciation in future periods.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;

•	terminal growth rates; and

•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•
Analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2018			December 31, 2017			December 31, 2016
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,125	(428)	697	1,090	(397)	693	1,062	(375)	687
Cable and wireless networks	21,024	(13,550)	7,474	20,252	(13,206)	7,046	20,108	(13,035)	7,073
Computer equipment and software	5,514	(3,305)	2,209	4,996	(2,807)	2,189	4,296	(2,424)	1,872
Customer premise equipment	1,908	(1,279)	629	1,565	(1,090)	475	1,560	(1,156)	404
Leasehold improvements	539	(250)	289	496	(220)	276	457	(193)	264
Equipment and vehicles	1,292	(810)	482	1,246	(782)	464	1,169	(720)	449

Total property, plant and equipment	31,402	(19,622)	11,780	29,645	(18,502)	11,143	28,652	(17,903)	10,749

Rogers Communications Inc.	26	2018 Annual Financial Statements

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2018 and 2017.

(In millions of dollars)	December 31, 2017		December 31, 2018
	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount

Land and buildings	693	40	(32)	(4)	697
Cable and wireless networks	7,046	1,556	(1,128)	—	7,474
Computer equipment and software	2,189	653	(633)	—	2,209
Customer premise equipment	475	423	(269)	—	629
Leasehold improvements	276	44	(31)	—	289
Equipment and vehicles	464	99	(81)	—	482

Total property, plant and equipment	11,143	2,815	(2,174)	(4)	11,780

[1]	Excludes proceeds on disposition of $25 million (see note 28).

[2]	Includes disposals, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount

Land and buildings	687	61	(30)	(25)	693
Cable and wireless networks	7,073	1,125	(1,150)	(2)	7,046
Computer equipment and software	1,872	867	(549)	(1)	2,189
Customer premise equipment	404	315	(244)	—	475
Leasehold improvements	264	40	(28)	—	276
Equipment and vehicles	449	102	(86)	(1)	464

Total property, plant and equipment	10,749	2,510	(2,087)	(29)	11,143

[1]	Excludes proceeds on disposition of $74 million (see note 28).

[2]	Includes disposals, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2018 was $1,339 million (2017 - $1,076 million). During 2018, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.9% (2017 - 4.0%).

In 2018, we disposed of certain assets with a net carrying amount of $9 million (2017 - $25 million). We received total proceeds of $25 million (2017 - $74 million) for these assets, thereby recognizing a $16 million (2017 - $49 million) gain on disposition.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2018, this resulted in an adjustment to cost and accumulated depreciation of $943 million (2017 - $1,136 million). The disposals had nil impact on the Consolidated Statements of Income.

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and

•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Rogers Communications Inc.	27	2018 Annual Financial Statements

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into depreciation and amortization on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and

•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;

•	terminal growth rates; and

•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash

Rogers Communications Inc.	28	2018 Annual Financial Statements

flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•
Analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2018				December 31, 2017				December 31, 2016
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount

Indefinite-life intangible assets:
Spectrum licences	6,600	—	—	6,600	6,600	—	—	6,600	6,416	—	—	6,416
Broadcast licences	333	—	(99)	234	329	—	(99)	230	329	—	(99)	230
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,609	(1,562)	—	47	1,609	(1,525)	—	84	1,609	(1,470)	—	139
Acquired program rights	251	(58)	(5)	188	263	(64)	(5)	194	289	(75)	(5)	209
Total intangible assets	9,213	(1,890)	(118)	7,205	9,221	(1,859)	(118)	7,244	9,063	(1,815)	(118)	7,130
Goodwill	4,126	—	(221)	3,905	4,126	—	(221)	3,905	4,126	—	(221)	3,905

Total intangible assets and goodwill	13,339	(1,890)	(339)	11,110	13,347	(1,859)	(339)	11,149	13,189	(1,815)	(339)	11,035

Rogers Communications Inc.	29	2018 Annual Financial Statements

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2018 and 2017.

(In millions of dollars)	December 31, 2017		December 31, 2018
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount

Spectrum licences	6,600	—	—	—	6,600
Broadcast licences	230	4	—	—	234
Brand names	136	—	—	—	136
Customer relationships	84	—	(37)	—	47
	7,050	4	(37)	—	7,017
Acquired program rights	194	54	(58)	(2)	188
Total intangible assets	7,244	58	(95)	(2)	7,205
Goodwill	3,905	—	—	—	3,905

Total intangible assets and goodwill	11,149	58	(95)	(2)	11,110

[1]
Of the $95 million of total amortization, $58 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $37 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount

Spectrum licences	6,416	184	—	—	6,600
Broadcast licences	230	11	—	(11)	230
Brand names	136	—	—	—	136
Customer relationships	139	—	(55)	—	84
	6,921	195	(55)	(11)	7,050
Acquired program rights	209	59	(64)	(10)	194
Total intangible assets	7,130	254	(119)	(21)	7,244
Goodwill	3,905	—	—	—	3,905

Total intangible assets and goodwill	11,035	254	(119)	(21)	11,149

[1]
Of the $119 million of total amortization, $64 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $55 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2018 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,160	6,734	Value in use	5	0.5	8.4
Cable	1,808	—	Value in use	5	1.5	7.8
Media	937	236	Fair value less cost to sell	5	2.0	11.3

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2018 or 2017 because the recoverable amounts of the CGUs exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2018, we incurred $210 million (2017 - $152 million) in restructuring, acquisition and other expenses. These expenses in 2018 and 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain sports-related and other contract termination costs.

Rogers Communications Inc.	30	2018 Annual Financial Statements

NOTE 10: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2018	2017

Interest on borrowings [1]		709	740
Interest on post-employment benefits liability	22	14	12
Loss on repayment of long-term debt	20	28	—
Loss (gain) on foreign exchange		136	(107)
Change in fair value of derivative instruments		(95)	99
Capitalized interest		(20)	(18)
Other		21	20

Total finance costs		793	746
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

LOSS ON REPAYMENT OF LONG-TERM DEBT
We recognized a $28 million loss on repayment of long-term debt this year reflecting the payment of redemption premiums associated with our redemption of US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018. See note 20 for more information.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS
We recognized $136 million in net foreign exchange losses in 2018 (2017 - $107 million in net gains). These losses in 2018 were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings (see note 16).

These foreign exchange losses were partially offset by the $95 million gain related to the change in fair value of derivatives (2017 - $99 million loss), which was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to partially offset the foreign exchange risk related to these US dollar-denominated borrowings. In 2017, these foreign exchange gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings and the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes.

During the year ended December 31, 2018, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders' equity to finance costs (recorded in "change in fair value of derivative instruments"). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges. See note 16 for more information on our bond forward derivatives.

NOTE 11: OTHER (INCOME) EXPENSE

		Years ended December 31
(In millions of dollars)	Note	2018	2017

Income from associates and joint ventures	17	—	(14)
Other investment income		(32)	(5)

Total other income		(32)	(19)

In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi, which accompanied the windup of the partnership (see note 17). This reversal was recorded in income from associates and joint ventures.

NOTE 12: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Rogers Communications Inc.	31	2018 Annual Financial Statements

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or

•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Current tax expense:
Total current tax expense	483	351

Deferred tax expense:
Origination of temporary differences	275	332
Revaluation of deferred tax balances due to legislative changes	—	2

Total deferred tax expense	275	334

Total income tax expense	758	685
Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2018	2017
		(restated, see note 2)

Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,817	2,530

Computed income tax expense	752	676
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	9
Non-deductible portion of equity losses	1	—
Non-deductible loss on FVTOCI investments	—	7
Income tax adjustment, legislative tax change	—	2
Non-taxable portion of capital gains	(9)	(10)
Other	9	1

Total income tax expense	758	685
Effective income tax rate	26.9%	27.1%

Rogers Communications Inc.	32	2018 Annual Financial Statements

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Deferred tax assets	—	3
Deferred tax liabilities	(2,910)	(2,624)

Net deferred tax liability	(2,910)	(2,621)

Below is a summary of the movement of net deferred tax assets and liabilities during 2018 and 2017.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total

January 1, 2018	(1,060)	(1,075)	(126)	18	(418)	40	(2,621)
(Expense) recovery in net income	(85)	(117)	(3)	11	(97)	16	(275)
Recovery (expense) in other comprehensive income	—	—	63	—	—	(77)	(14)

December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
(restated, see note 2)

January 1, 2017	(947)	(953)	(61)	24	(368)	28	(2,277)
Expense in net income	(113)	(117)	(3)	(6)	(50)	(45)	(334)
(Expense) recovery in other comprehensive income	—	—	(62)	—	—	57	(5)
Other	—	(5)	—	—	—	—	(5)

December 31, 2017	(1,060)	(1,075)	(126)	18	(418)	40	(2,621)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2018	2017

Realized and accrued capital losses in Canada that can be applied against future capital gains	98	—
Tax losses in foreign jurisdictions that expire between 2023 and 2037	68	41
Deductible temporary differences in foreign jurisdictions	25	23

Total unrecognized temporary differences	191	64

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect

Rogers Communications Inc.	33	2018 Annual Financial Statements

of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company's diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017
		(restated, see note 2)

Numerator (basic) - Net income for the year	2,059	1,845

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2

Weighted average number of shares outstanding - diluted	516	517

Earnings per share:
Basic	$4.00	$3.58
Diluted	$3.99	$3.57
For the year ended December 31, 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2018 was reduced by $2 million in the diluted earnings per share calculation. There was no effect for the year ended December 31, 2017.
For the year ended December 31, 2018, there were 37,715 options out of the money (2017 - 489,835) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

		As at December 31
(In millions of dollars)		2018	2017
	Note		(restated, see note 2)

Customer accounts receivable		1,529	1,443
Other accounts receivable		785	653
Allowance for doubtful accounts	16	(55)	(61)

Total accounts receivable		2,259	2,035

Rogers Communications Inc.	34	2018 Annual Financial Statements

NOTE 15: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for Wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Wireless devices and accessories	399	373
Other finished goods and merchandise	67	62

Total inventories	466	435
Cost of equipment sales and merchandise for resale includes $2,515 million (2017 - $2,259 million) of inventory costs for 2018.

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as FVTPL or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Bond forwards	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1]	Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.

[2]
Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[3]
Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI.

[4]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Rogers Communications Inc.	35	2018 Annual Financial Statements

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings	Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows. We have also hedged up to 100% of the interest rate risk on forecast future senior note issuances.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next twelve months. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within twelve months of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Rogers Communications Inc.	36	2018 Annual Financial Statements

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•
Contract assets - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5).

•
Accounts receivable - we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 14).

•
Investments measured at FVTOCI - we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets and accounts receivable, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which it has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write-off accounts receivable when they have been outstanding for a significant period of time.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

EXPLANATORY INFORMATION
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

Rogers Communications Inc.	37	2018 Annual Financial Statements

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on lifetime expected credit losses.

Our accounts receivable do not contain significant financing components and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2018, $477 million (2017 - $489 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is summary of the aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Customer accounts receivable (net of allowance for doubtful accounts)
Less than 30 days past billing date	970	894
30-60 days past billing date	300	303
61-90 days past billing date	100	113
Greater than 90 days past billing date	104	72

Total	1,474	1,382

Below is a summary of the activity related to our allowance for doubtful accounts.

	Years ended December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Balance, beginning of year	61	59
Allowance for doubtful accounts expense	201	179
Net use [1]	(207)	(177)

Balance, end of year	55	61

[1]	Includes $17 million of recoveries arising from the sale of fully provided for accounts receivable for the year ended December 31, 2018 (2017 - nil).

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Rogers Communications Inc.	38	2018 Annual Financial Statements

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2018 and 2017.

December 31, 2018	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,255	2,255	2,255	—	—	—
Accounts payable and accrued liabilities	3,052	3,052	3,052	—	—	—
Long-term debt	14,290	14,404	900	2,350	2,442	8,712
Other long-term financial liabilities	38	38	1	24	5	8
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,341	1,045	296	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,473)	(1,146)	(327)	—	—
Equity derivative instruments	—	(92)	(92)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	6,920	—	—	1,392	5,528
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(8,254)	—	—	(1,842)	(6,412)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	1,560	1,560	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(1,601)	(1,601)	—	—	—
Bond forwards	—	87	87	—	—	—
Net carrying amount of derivatives (asset)	(1,500)
	18,135	18,237	6,061	2,343	1,997	7,836

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2017	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Bank advances	6	6	6	—	—	—
Short-term borrowings	1,585	1,585	1,585	—	—	—
Accounts payable and accrued liabilities	2,931	2,931	2,931	—	—	—
Long-term debt	14,448	14,555	1,756	1,800	2,050	8,949
Other long-term financial liabilities	9	9	2	3	2	2
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,538	1,093	445	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,506)	(1,054)	(452)	—	—
Equity derivative instruments	—	(68)	(68)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	7,417	1,435	—	—	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(8,405)	(1,756)	—	—	(6,649)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	956	956	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(934)	(934)	—	—	—
Bond forwards	—	64	64	—	—	—
Net carrying amount of derivatives (asset)	(1,094)
	17,885	18,148	6,016	1,796	2,052	8,284

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2018 and 2017.

December 31, 2018	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	658	1,141	913	5,923

December 31, 2017	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	712	1,160	908	5,409

Rogers Communications Inc.	39	2018 Annual Financial Statements

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk - publicly traded investments
We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt and short-term borrowings. We designate the debt derivatives related to our senior notes and senior debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2018, all of our US dollar-denominated long-term debt and short-term borrowings were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2018.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. We were previously exposed to risk of changes in market interest rates due to our $250 million floating rate senior unsecured notes that were repaid in 2017. As at December 31, 2018, 85.3% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2017 - 89.5%).

Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2018 and 2017 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2018	2017	2018	2017
Share price of publicly traded investments
$1 change	—	—	14	14
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	—	—	8	9
Short-term borrowings
1% change in interest rates	17	12	—	—

Rogers Communications Inc.	40	2018 Annual Financial Statements

DERIVATIVE INSTRUMENTS
As at December 31, 2018 and 2017, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets			258	92

Net mark-to-market asset				1,500

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

Rogers Communications Inc.	41	2018 Annual Financial Statements

Below is a summary of the net cash proceeds (payments) on debt derivatives.

	Years ended December 31
(In millions of dollars)	2018	2017

Proceeds on debt derivatives related to US commercial paper	19,211	9,692
Proceeds on debt derivatives related to credit facility borrowings	157	2,310
Proceeds on debt derivatives related to senior notes	1,761	—
Total proceeds on debt derivatives	21,129	12,002

Payments on debt derivatives related to US commercial paper	(19,148)	(9,754)
Payments on debt derivatives related to credit facility borrowings	(157)	(2,327)
Payments on debt derivatives related to senior notes	(1,436)	—
Total payments on debt derivatives	(20,741)	(12,081)

Net proceeds (payments) on settlement of debt derivatives	388	(79)

Below is a summary of the changes in fair value of our derivative instruments for 2018 and 2017.

Year ended December 31, 2018	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,152	(23)	(64)	(39)	68	1,094
Proceeds received from settlement of derivatives	(1,761)	(19,368)	—	(1,089)	(4)	(22,222)
Payment on derivatives settled	1,436	19,305	—	1,093	—	21,834
Increase (decrease) in fair value of derivatives	505	127	(23)	157	28	794

Derivative instruments, end of year	1,332	41	(87)	122	92	1,500

Mark-to-market asset	1,354	41	—	122	92	1,609
Mark-to-market liability	(22)	—	(87)	—	—	(109)

Mark-to-market asset (liability)	1,332	41	(87)	122	92	1,500

Year ended December 31, 2017	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,683	—	(51)	19	8	1,659
Proceeds received from settlement of derivatives	—	(12,002)	—	(1,207)	(6)	(13,215)
Payment on derivatives settled	—	12,081	—	1,240	—	13,321
(Decrease) increase in fair value of derivatives	(531)	(102)	(13)	(91)	66	(671)

Derivative instruments, end of year	1,152	(23)	(64)	(39)	68	1,094

Mark-to-market asset	1,301	—	—	5	68	1,374
Mark-to-market liability	(149)	(23)	(64)	(44)	—	(280)

Mark-to-market asset (liability)	1,152	(23)	(64)	(39)	68	1,094

Rogers Communications Inc.	42	2018 Annual Financial Statements

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2018	2017

Current asset	270	421
Long-term asset	1,339	953
	1,609	1,374

Current liability	(87)	(133)
Long-term liability	(22)	(147)
	(109)	(280)

Net mark-to-market asset	1,500	1,094

As at December 31, 2018, US$6.1 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2017 - US$6.7 billion). As at December 31, 2018, 100% of our currently outstanding bond forwards and expenditure derivatives have been designated as hedges for accounting purposes (2017 - 100%). In 2018, we recognized a $10 million decrease to net income related to hedge ineffectiveness (2017 - $3 million increase).

Debt derivatives
We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 18). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

During 2018 and 2017, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	125	1.26	157	1,610	1.32	2,126
Debt derivatives settled	125	1.26	157	1,760	1.32	2,327
Net cash paid			(1)			(17)

Commercial paper program
Debt derivatives entered	15,262	1.29	19,751	8,266	1.30	10,711
Debt derivatives settled	14,833	1.29	19,148	7,521	1.29	9,692
Net cash received (paid)			63			(62)

In 2018, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on February 8, 2018 (see note 20). Below is a summary of the debt derivatives we entered to hedge senior notes issued during 2018.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During the year, concurrent with the issuance of our US$750 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

We did not enter or settle any debt derivatives related to senior notes during 2017.

Rogers Communications Inc.	43	2018 Annual Financial Statements

Bond forwards
During 2018 or 2017, we did not enter or settle any bond forwards.

During the year ended December 31, 2018, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders' equity to finance costs (recorded in "change in fair value of derivative instruments"). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further and redesignated them as effective hedges.

Below is a summary of the bond forwards we have entered to hedge the underlying Government of Canada (GoC) 10-year and 30-year rate for anticipated future debt that were outstanding as at December 31, 2018 and 2017.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2018	Hedged GoC interest rate as at December 31, 2017	2018	2017
10	December 2014	January 31, 2019	500	3.01%	2.85%	500	500
30	December 2014	February 28, 2019	400	2.70%	2.65%	400	400

Total			900			900	900

[1]
Bond forwards with maturity dates beyond December 31, 2018 are subject to GoC rate re-setting from time to time. Both the 10-year and 30-year bond forwards were extended in 2018 to their respective maturity dates.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2018 and 2017 to manage foreign exchange risk related to certain forecast expenditures.

	Years ended December 31
	2018			2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	720	1.24	896	840	1.27	1,070
Expenditure derivatives settled	840	1.30	1,093	930	1.33	1,240

As at December 31, 2018, we had US$1,080 million of expenditure derivatives outstanding (2017 - US$1,200 million), at an average rate of $1.24/US$ (2017 - $1.28/US$), with terms to maturity ranging from January 2019 to December 2020 (2017 - January 2018 to December 2019). As at December 31, 2018, our outstanding expenditure derivatives maturing in 2019 were hedged at an average exchange rate of $1.24/US$.

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs for stock options, RSUs, and DSUs (see note 24). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2018, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2019 (from April 2018). The equity derivatives have not been designated as hedges for accounting purposes.

During 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. During 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018.

During 2018, we recognized a recovery, net of interest receipts, of $33 million (2017 - $74 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2018, the fair value of the equity derivatives was an asset of $92 million (2017 - $68 million asset), which is included in current portion of derivative instruments.

As at December 31, 2018, we had equity derivatives outstanding for 5.0 million (2017 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (2017 - $51.44).

Rogers Communications Inc.	44	2018 Annual Financial Statements

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2018 and 2017 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

					As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2018	2017	2018	2017	2018	2017
Financial assets
Investments, measured FVTOCI:
Investments in publicly traded companies	1,051	1,465	1,051	1,465	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,354	1,301	—	—	1,354	1,301
Debt derivatives not accounted for as cash flow hedges	41	—	—	—	41	—
Expenditure derivatives accounted for as cash flow hedges	122	5	—	—	122	5
Equity derivatives not accounted for as cash flow hedges	92	68	—	—	92	68
Total financial assets	2,660	2,839	1,051	1,465	1,609	1,374

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	22	149	—	—	22	149
Debt derivatives not accounted for as hedges	—	23	—	—	—	23
Bond forwards accounted for as cash flow hedges	87	64	—	—	87	64
Expenditure derivatives accounted for as cash flow hedges	—	44	—	—	—	44
Total financial liabilities	109	280	—	—	109	280

Below is a summary of the fair value of our long-term debt.

			As at December 31
(In millions of dollars)		2018		2017
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	14,290	15,110	14,448	16,134

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2018 and 2017.

Rogers Communications Inc.	45	2018 Annual Financial Statements

NOTE 17: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:

•	publicly traded companies - at fair value based on publicly quoted prices; and

•	private companies - at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures - when we have the rights to the net assets of the arrangement; and

•	joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2018	2017

Investments in:
Publicly traded companies	1,051	1,465
Private companies	145	167
Investments, measured at FVTOCI	1,196	1,632
Investments, associates and joint ventures	938	929

Total investments	2,134	2,561

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Publicly traded companies
We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $414 million (2017 - nil of realized losses and $418 million of unrealized gains) with corresponding amounts in other comprehensive income (2017 - net income and other comprehensive income, respectively).

Rogers Communications Inc.	46	2018 Annual Financial Statements

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have (or had) interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

shomi
shomi was a joint venture equally owned by Rogers and Shaw Communications (Shaw) and previously operated a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi was accounted for as a joint venture using the equity method. In 2016, we announced the decision to wind down our shomi joint venture (see note 11). In 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2018	2017

Current assets	489	515
Long-term assets	3,303	3,269
Current liabilities	(740)	(1,184)
Long-term liabilities	(1,258)	(825)

Total net assets	1,794	1,775

Our share of net assets	935	927

Revenue	1,903	1,706
Expenses	(1,902)	(1,686)

Net income	1	20

Our share of net income	—	14

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 18: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2018 and 2017.

	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,605	935

Total short-term borrowings	2,255	1,585

Rogers Communications Inc.	47	2018 Annual Financial Statements

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	15,262	1.29	19,752	8,267	1.30	10,712
Repayment of US commercial paper	(14,858)	1.30	(19,244)	(7,530)	1.29	(9,704)
Net proceeds received from US commercial paper			508			1,008

Proceeds received from accounts receivable securitization			225			530
Repayment of accounts receivable securitization			(225)			(680)
Net repayment of accounts receivable securitization			—			(150)

Net proceeds received on short-term borrowings			508			858

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM
We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2018, the proceeds of the sales were committed up to a maximum of $1,050 million (2017 - $1,050 million). Effective October 27, 2017, we extended the term of the program to November 1, 2020.

	As at December 31
(In millions of dollars)	2018	2017

Trade accounts receivable sold to buyer as security	1,391	1,355
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	741	705

	Years ended December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program, beginning of year	650	800
Net repayment of accounts receivable securitization	—	(150)

Accounts receivable securitization program, end of year	650	650

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM
In 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

Rogers Communications Inc.	48	2018 Annual Financial Statements

Below is a summary of the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of year	746	1.25	935	—	—	—
Net proceeds received from US commercial paper	404	1.26	508	737	1.37	1,008
Discounts on issuance [1]	27	1.33	36	9	1.33	12
Loss (gain) on foreign exchange [1]			126			(85)

US commercial paper, end of year	1,178	1.36	1,605	746	1.25	935
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 16). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 19: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS
Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

Rogers Communications Inc.	49	2018 Annual Financial Statements

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total

December 31, 2017	35	4	39
Additions	—	—	—
Adjustments to existing provisions	2	—	2
Reversals	—	—	—
Amounts used	(1)	(1)	(2)

December 31, 2018	36	3	39

Current (recorded in "other current liabilities")	3	1	4
Long-term	33	2	35

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

Other
Other provisions include various legal claims, which are expected to be settled within five years.

NOTE 20: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2018	2017

Senior notes	2018	US	1,400	6.800%	—	1,756
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	682	627
Senior notes	2023	US	850	4.100%	1,160	1,066
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	955	878
Senior notes	2026	US	500	2.900%	682	627
Senior debentures [1]	2032	US	200	8.750%	273	251
Senior notes	2038	US	350	7.500%	478	439
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	682	627
Senior notes	2043	US	650	5.450%	887	816
Senior notes	2044	US	1,050	5.000%	1,433	1,318
Senior notes	2048	US	750	4.300%	1,022	—
					14,404	14,555
Deferred transaction costs and discounts					(114)	(107)
Less current portion					(900)	(1,756)

Total long-term debt					13,390	12,692

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2018 and 2017.

Rogers Communications Inc.	50	2018 Annual Financial Statements

Each of the above senior notes and debentures are unsecured and, as at December 31, 2018, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			—			1,730
Credit facility borrowings (US$)	125	1.26	157	960	1.32	1,269
Total credit facility borrowings			157			2,999

Credit facility repayments (Cdn$)			—			(1,830)
Credit facility repayments (US$)	(125)	1.26	(157)	(1,110)	1.31	(1,453)
Total credit facility repayments			(157)			(3,283)

Net repayments under credit facilities			—			(284)

Senior note issuances (US$)	750	1.25	938	—	—	—

Senior note repayments (Cdn$)			—			(750)
Senior notes repayments (US$)	(1,400)	1.26	(1,761)	—	—	—
Total senior notes repayments			(1,761)			(750)

Net repayment of senior notes			(823)			(750)

Net repayment of long-term debt			(823)			(1,034)

	Years ended December 31
(In millions of dollars)	2018	2017

Long-term debt net of transaction costs, beginning of year	14,448	16,080
Net repayment of long-term debt	(823)	(1,034)
Loss (gain) on foreign exchange	672	(608)
Deferred transaction costs incurred	(18)	(3)
Amortization of deferred transaction costs	11	13

Long-term debt net of transaction costs, end of year	14,290	14,448

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2018, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and bond forwards, was 4.45% (2017 - 4.70%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

Rogers Communications Inc.	51	2018 Annual Financial Statements

In 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In 2018, we amended our revolving credit facility to, among other things, extend the maturity date of the $2.5 billion tranche from March 2022 to September 2023 and to extend the maturity date on the $700 million tranche from March 2020 to September 2021.

In 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

As at December 31, 2018, we had available liquidity of $1.6 billion (2017 - $2.3 billion) under our $4.2 billion bank and letter of credit facilities (2017 - $3.3 billion), of which we had utilized $1.0 billion (2017 - $0.1 billion) for letters of credit and reserved $1.6 billion to backstop amounts outstanding under our US CP program borrowings (2017 - $0.9 billion).

SENIOR NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We paid interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes
Below is a summary of the senior notes that we issued in 2018. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2018 issuances
February 8, 2018	US	750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs and discounts.

[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2018 issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

Repayment of senior notes and related derivative settlements
Below is a summary of the repayment of our senior notes during 2018 and 2017. The associated debt derivatives for the 2018 repayment were settled at maturity. There were no debt derivatives associated with the 2017 repayments.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)

2018 repayments
April 2018	1,400	1,761

2017 repayments
March 2017	—	250
June 2017	—	500
Total for 2017	—	750

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. For the year ended December 31, 2018, we recognized

Rogers Communications Inc.	52	2018 Annual Financial Statements

a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 10).

Rogers Communications Inc.	53	2018 Annual Financial Statements

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2018.

(In millions of dollars)
2019	900
2020	900
2021	1,450
2022	600
2023	1,842
Thereafter	8,712
Total long-term debt	14,404

TERMS AND CONDITIONS
As at December 31, 2018 and 2017, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2018, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 21: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2018	2017

Deferred pension liability	22	373	460
Supplemental executive retirement plan	22	67	66
Stock-based compensation	24	66	66
Other		40	21

Total other long-term liabilities		546	613

NOTE 22: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;

•	mortality rates for calculating the life expectancy of plan members; and

•	past service costs from plan amendments are immediately expensed in net income.

Rogers Communications Inc.	54	2018 Annual Financial Statements

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - Defined Contribution Pension Plan
In 2016, we closed the defined benefit pension plans to new members and introduced a Defined Contribution Pension Plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the Defined Contribution Pension Plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2018.

Principal actuarial assumptions

	2018	2017
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	3.9%	3.7%
Rate of compensation increase	1.0% to 4.5%, based on employee age	3.0%
Mortality rate	CIA Private with CPM B scale	CIA Private with CPM B Scale
Pension expense
Discount rate	3.7%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B scale	CIA Private with CPM B Scale

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2018	2017

Discount rate
Impact of 0.5% increase	(196)	(207)
Impact of 0.5% decrease	224	237

Rate of future compensation increase
Impact of 0.25% increase	16	21
Impact of 0.25% decrease	(16)	(21)

Mortality rate
Impact of 1 year increase	47	49
Impact of 1 year decrease	(50)	(52)

Rogers Communications Inc.	55	2018 Annual Financial Statements

EXPLANATORY INFORMATION
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then-retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we also provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

During the year, we amended certain of our defined benefit pension plans and recognized a $43 million reduction in past service cost this year, which was recorded as a reduction of pension expense, included in "operating costs" in the Consolidated Statements of Income.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;

•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;

•	proposing, considering, and approving amendments;

•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;

•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and

•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;

•	specifying the kinds of investments that can be held in the plans and monitoring compliance;

•	using asset allocation and diversification strategies; and

•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution plans are registered with the Financial Services Commission of Ontario, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Rogers Communications Inc.	56	2018 Annual Financial Statements

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2018	2017

Plan assets, at fair value	1,965	1,890
Accrued benefit obligations	(2,330)	(2,342)

Net deferred pension liability	(365)	(452)

Consists of:
Deferred pension asset	8	8
Deferred pension liability	(373)	(460)

Net deferred pension liability	(365)	(452)

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2018	2017

Plan assets, beginning of year	1,890	1,619
Interest income	73	72
Remeasurements, recognized in other comprehensive income and equity	(114)	92
Contributions by employees	39	42
Contributions by employer	148	145
Benefits paid	(68)	(76)
Administrative expenses paid from plan assets	(3)	(4)

Plan assets, end of year	1,965	1,890

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2018	2017

Accrued benefit obligations, beginning of year	2,342	2,006
Current service cost	143	137
Past service recovery	(43)	—
Interest cost	85	81
Benefits paid	(68)	(76)
Contributions by employees	39	42
Remeasurements, recognized in other comprehensive income and equity	(168)	152

Accrued benefit obligations, end of year	2,330	2,342

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2018	2017

Equity securities	1,149	1,134
Debt securities	810	742
Other - cash	6	14

Total fair value of plan assets	1,965	1,890

Rogers Communications Inc.	57	2018 Annual Financial Statements

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2018	2017

Plan cost:
Current service cost	143	137
Past service recovery	(43)	—
Net interest cost	12	9

Net pension expense	112	146
Administrative expense	4	4

Total pension cost recognized in net income	116	150

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2018	2017

Interest income on plan assets	(73)	(72)
Interest cost on plan obligation	85	81

Net interest cost, recognized in finance costs	12	9

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2018	2017

(Loss) return on plan assets (excluding interest income)	(114)	92
Change in financial assumptions	158	(168)
Change in demographic assumptions	(10)	—
Effect of experience adjustments	20	16

Remeasurement gain (loss), recognized in other comprehensive income and equity	54	(60)

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2018	2017

Accrued benefit obligation, beginning of year	66	62
Pension expense, recognized in employee salaries and benefits expense	2	2
Net interest cost, recognized in finance costs	2	3
Remeasurements, recognized in other comprehensive income	1	2
Benefits paid	(4)	(3)

Accrued benefit obligation, end of year	67	66

We also have defined contribution plans with total pension expense of $8 million in 2018 (2017 - $6 million), which is included in employee salaries and benefits expense.

Rogers Communications Inc.	58	2018 Annual Financial Statements

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2018	2017

Equity securities:
Domestic	11.8%	11.8%	7% to 17%
International	46.7%	48.1%	33% to 63%
Debt securities	41.2%	39.3%	30% to 50%
Other - cash	0.3%	0.8%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $5 million (2017 - $7 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2018	2017

Employer contribution	148	145
Employee contribution	39	42

Total contribution	187	187

We estimate our 2019 employer contributions to our funded plans to be $177 million. The actual value will depend on the results of the 2019 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2018 is 18 years (2017 - 19 years).

Plan assets recognized an actual net loss of $44 million in 2018 (2017 - $160 million net return).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $384 million as at December 31, 2018 (2017 - $425 million) associated with post-retirement benefit plans.

NOTE 23: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Without par value	●	None
		●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

		Dividend per
Date declared	Date paid	share (dollars)

January 25, 2018	April 3, 2018	0.48
April 19, 2018	July 3, 2018	0.48
August 15, 2018	October 3, 2018	0.48
October 19, 2018	January 3, 2019	0.48
		1.92

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
October 19, 2017	January 2, 2018	0.48
		1.92

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 24, 2019, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2019, to shareholders of record on March 12, 2019.

NORMAL COURSE ISSUER BID
In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares under the NCIB in 2018.

Rogers Communications Inc.	59	2018 Annual Financial Statements

NOTE 24: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2018 and 2017 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at the grant date.

	Years ended December 31
	2018	2017

Weighted average fair value	$8.42	$8.52

Risk-free interest rate	1.7%	0.8%
Dividend yield	3.3%	3.2%
Volatility of Class B Non-Voting Shares	20.1%	21.2%
Weighted average expected life	6.2 years	5.5 years
Weighted average time to vest	2.5 years	2.3 years
Weighted average time to expiry	10.0 years	9.9 years
Employee exit rate	4.9%	3.9%
Suboptimal exercise factor	1.4	1.4
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2018	2017

Stock options	17	33
Restricted share units	51	51
Deferred share units	30	51
Equity derivative effect, net of interest receipt	(33)	(74)

Total stock-based compensation expense	65	61

Rogers Communications Inc.	60	2018 Annual Financial Statements

As at December 31, 2018, we had a total liability recognized at its fair value of $252 million (2017 - $223 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $186 million (2017 - $157 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $66 million (2017 - $66 million) and is included in other long-term liabilities (see note 21).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2018 was $112 million (2017 - $69 million).

We paid $69 million in 2018 (2017 - $107 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $61.84 (2017 - $59.68).

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We granted 439,435 performance-based options to certain key executives in 2018 (2017 - 489,835). These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2018, we had 1,575,605 performance options (2017 - 1,540,158) outstanding.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2018		Year ended December 31, 2017
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,637,890	$49.42	3,732,524	$43.70
Granted	850,700	$58.88	993,740	$59.71
Exercised	(679,706)	$45.20	(1,603,557)	$42.10
Forfeited	(89,272)	$55.94	(484,817)	$50.74

Outstanding, end of year	2,719,612	$53.22	2,637,890	$49.42

Exercisable, end of year	1,059,590	$46.26	924,562	$42.32

Below is a summary of the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2018.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$37.96 - $39.99	360,248	0.16	$37.96	360,248	$37.96
$40.00 - $44.99	245,052	5.02	$44.31	152,901	$43.97
$45.00 - $49.99	575,064	5.36	$48.93	382,303	$48.56
$50.00 - $59.99	1,011,698	8.53	$58.04	41,680	$56.70
$60.00 - $64.99	489,835	8.44	$62.82	122,458	$62.82
$65.00 - $68.10	37,715	9.68	$68.10	—	—

	2,719,612	6.43	$53.22	1,059,590	$46.26

Unrecognized stock-based compensation expense as at December 31, 2018 related to stock-option plans was $8 million (2017 - $6 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	61	2018 Annual Financial Statements

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 263,239 performance-based RSUs to certain key executives in 2018 (2017 - 133,559). The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2018	2017

Outstanding, beginning of year	1,811,845	2,237,085
Granted and reinvested dividends	1,217,487	826,081
Exercised	(597,015)	(984,342)
Forfeited	(213,392)	(266,979)

Outstanding, end of year	2,218,925	1,811,845

Unrecognized stock-based compensation expense as at December 31, 2018 related to these RSUs was $59 million (2017 - $41 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 40,269 performance-based DSUs to certain key executives in 2018 (2017 - 191,875). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2018	2017

Outstanding, beginning of year	2,327,647	2,396,458
Granted and reinvested dividends	131,051	735,117
Exercised	(334,930)	(333,111)
Forfeited	(119,328)	(470,817)

Outstanding, end of year	2,004,440	2,327,647

Unrecognized stock-based compensation expense as at December 31, 2018 related to these DSUs was $7 million (2017 - $22 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25,000). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee's contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Rogers Communications Inc.	62	2018 Annual Financial Statements

Compensation expense related to the employee share accumulation plan was $46 million in 2018 (2017 - $43 million).

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $33 million recovery (2017 - $74 million recovery) in stock-based compensation expense for these derivatives.

NOTE 25: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2018 and 2017.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" was as follows:

	Years ended December 31
(In millions of dollars)	2018	2017

Salaries and other short-term employee benefits	13	10
Post-employment benefits	2	3
Stock-based compensation [1]	18	19

Total compensation	33	32

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2018	2017	2018	2017

Printing and legal services	13	17	—	—

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
We have the following material operating subsidiaries as at December 31, 2018 and 2017:

•	Rogers Communications Canada Inc.; and

•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

Rogers Communications Inc.	63	2018 Annual Financial Statements

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2018	2017

Revenue	86	74
Purchases	197	198

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable	99	80
Accounts payable and accrued liabilities	20	26

NOTE 26: GUARANTEES

We had the following guarantees as at December 31, 2018 and 2017 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2018 or 2017. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 27: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

Rogers Communications Inc.	64	2018 Annual Financial Statements

EXPLANATORY INFORMATION
COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2018.

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Operating leases	208	312	172	287	979
Player contracts [1]	63	8	14	—	85
Purchase obligations [2]	448	332	202	80	1,062
Program rights [3]	667	1,048	1,079	1,346	4,140

Total commitments	1,386	1,700	1,467	1,713	6,266

[1]	Player contracts are Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.

[2]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.

[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Operating leases and other rental contracts are for network sites, office premises, and retail outlets across the country. The majority of the lease terms range from five to fifteen years and excludes optional renewals. Rent expense for 2018 was $228 million (2017 - $228 million).

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2018

Acquisition of property, plant and equipment	244
Acquisition of intangible assets	183
Commitments related to associates and joint ventures	383

Total other commitments	810

CONTINGENT LIABILITIES
We have the following contingent liabilities as at December 31, 2018:

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Rogers Communications Inc.	65	2018 Annual Financial Statements

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2018	2017
		(restated, see note 2)

Accounts receivable	(133)	(160)
Inventories	(31)	17
Other current assets	(6)	17
Accounts payable and accrued liabilities	103	9
Contract and other liabilities	(47)	(47)

Total change in non-cash operating working capital items	(114)	(164)

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2018	2017

Capital expenditures before proceeds on disposition	2,815	2,510
Proceeds on disposition	(25)	(74)

Capital expenditures	2,790	2,436

Rogers Communications Inc.	66	2018 Annual Financial Statements